LEPERCQ CORPORATE INCOME FUND L.P.
One Penn Plaza, Suite 4015
New York, NY 10119-4015

August 5, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Branch Chief

Re:	Lepercq Corporate Income Fund L.P. Form 10-K for the fiscal year ended December 31, 2015 Filed February 25, 2016 File No. 033-04215

Dear Mr. Telewicz:

This letter sets forth the response of Lepercq Corporate Income Fund L.P. (“Lepercq” or “we”) to the Staff's comment letter, dated July 26, 2016, in connection with the Staff's review of the Form 10‑K for the fiscal year ended December 31, 2015 (as applicable, the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated the Staff's comments prior to our responses below.
Form 10-K filed on February 25, 2016

Exhibits 31.1 and 31.2

1.
We note that the officer certifications do not included the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. Please refer to Exchange Act Rule 13a-14(a) and Item 601(B)(31) of Regulation S-K.

Lepercq filed an amendment to the Form 10-K to include an updated Exhibit 31.1 and Exhibit 31.2 which reflects the required language in paragraph 4 and paragraph 4(b).

__________________________________________________________
Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
August 5, 2016

Item 8. Financial statements and supplementary data, page 31
Notes to consolidated financial statements, page 37
(3) Investments in real estate and real estate under construction, page 42

2.
Given the acquisition of the industrial property in Richmond, Virginia in November 2015, please tell us why you did not provide financial statements in compliance with Rule 3-14 of Regulation S-X for this property or pro forma financial statements showing the effects this transaction will have on the registrant.

In November 2015, Lepercq purchased a recently constructed industrial property in Richland, Washington for an initial cost basis of $152 million. The rent for the property commenced in September 2015. Since the property had a leasing history of less than three months, financial statements of the property are not required under the Staff's Financial Reporting Manual Section 2330.10. In addition, the property is subject to a triple net lease to a single tenant and the initial cost basis is not significant at the 20% level and, as a result, financial statements of the property and proforma financial statements are not required under the Staff's Financial Reporting Manual Section 2340.
*        *        *

At the request of the Staff, Lepercq acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely,
Lepercq Corporate Income Fund L.P.
By: Lex GP-1 Trust, its general partner

/s/ Patrick Carroll
Patrick Carroll, Vice President and Treasurer

cc:    Elizabeth Noe, Esq., Paul Hastings LLP